FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

Gammon Lake Resources Inc.
1601 Lower Water Street,
Summit Place Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2             Date of Material Change

April 24, 2007

Item 3             News Release

The press release attached as Schedule A was released over Canada NewsWire on April 24, 2007

Item 4             Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5             Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6             Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9             Date of Report

April 24, 2007

Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, April 24, 2007

Gammon Lake Resources Announces Completion of Public Offering

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) has today completed the public offering of 10,000,000 common shares at a price of $20.00 per common share for gross proceeds of Cdn$200,000,000. The offering was sold on a bought deal basis to a syndicate of underwriters led by BMO Capital Markets, and including Scotia Capital Inc. and TD Securities Inc. Gammon Lake also granted to the underwriters an over-allotment option to purchase an additional 1,500,000 common shares at a price of $20.00 per share, exercisable for a period of 30 days from the closing of the offering.

"We are very pleased with the completion of this financing," commented Fred George, Chairman and President. "Net proceeds will be applied to the repayment of indebtedness of approximately Cdn$133,717,694, resulting in a strengthening of our balance sheet, and also towards the advancement of Gammon Lake’s projects, including the expansion of mine operations and growth of mine production at Ocampo and El Cubo, additional exploration at Ocampo focused on increasing project resources and reserves, and completion of a pre-feasibility study for a potential second underground mine at Ocampo, including underground development and drilling".

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project achieved commercial production in January 2007. Gammon Lake remains 100% unhedged and is targeting production of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) in 2007 from the Company’s Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Colin P. Sutherland	Jodi Eye
Chief Financial Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statements

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, the operation of Gammon Lake after completion of the financing, and future plans and objectives of Gammon Lake, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward – looking statements, including risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, and other risks and uncertainties, including those described in Gammon Lake’s Annual Information Form, its Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.